Jingwei International Limited Unit 701-702, Bulding 14, Keji C. Rd 2nd Software Park, Nanshan District Shenzhen, 518057, China	November 16, 2011

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jingwei International Limited (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed September 20, 2011 (“Form 10-K/A”)
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 001-34744

Dear Mr. Krikorian:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), the Company’s response to the comments set forth in the Staff’s letter dated November 1, 2011 (the “Staff’s Letter”).  As discussed with the Staff, we propose to file appropriate amendments to the filings captioned above upon resolution of the issues identified and discussed below, or upon the earlier request of the Staff as may required to ensure satisfaction by the Staff with the form and substance of our disclosure modifications.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter and references to “Notes” are to the footnotes to our consolidated financial statements):

Form 10-K for the Year Ended December 31, 2010

Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009 Consolidated Balance Sheets as of December 31, 2010 and 2009, page F-2

1.
We note your disclosure on page 12 that your accounts receivable balances greater than one year old have grown to $11 million as of December 31, 2010, and we note your explanations for your long credit period with your major end customers. Tell us why you consider receivables from these customers to be current assets. In this regard, we note your disclosure that the payment process with your major end customers often takes longer than set forth in the contract. Accordingly, based on past experience, it appears that a portion of these receivables may not reasonably be expected to be realized within one year at the inception of the arrangement. To the extent you consider these receivables to be current assets, tell us what consideration you gave to disclosing an estimate of the amount of receivables classified as current assets that are not expected to be realized within one year.

Mr. Stephen Krikorian
Securities and Exchange Commission
November 16, 2011

Response:
As we have stated in liquidity discussion on page 12 of the Form 10-K/A, (as referred to in the Comment #2), “In addition to general provisions, specific provision is made against trade receivables aged for more than one year to the extent when collection appears doubtful. As of December 31, 2010, we have made judgments about credit worthiness of each customer, and set up allowance for uncollectible account as high as 50% for all of the accounts receivable aged greater than two years but within three years, and as high as 30% for selected accounts receivable aged greater than one year but within two years.” With such a rather conservative allowance for doubtful accounts recorded, the management has already removed a significant portion of the receivables aging for more than one year from the balance sheet presentation.  Some of that significant portion of the receivables might have been reported as non-current asset otherwise, as they might still be able to be collected over a longer period than one year. Therefore, the balance of the Accounts Receivable, net represents a fair estimate from the management regarding the collectability of the accounts receivables within the next twelve months as of December 31, 2010.

As we have disclosed in 2009, the payment process is extremely complicated for the following reasons, particularly for major telecom carriers in China:

•	Various departments involved in client organization to approve the payments;
•	Large number of individuals within client organization required to approve payments;
•	Our clients are in a dynamic, growing industry that is rapidly changing and experiencing, from time to time, regulatory restructuring issues.

Therefore the reasons behind payment delay are often human factors or organizational issues, which tend to make an accurate prediction on collection in the next twelve months difficult.

As the Company specializes in providing enterprise level business solutions, our transaction volume with each customer is usually not large, and we have to develop and maintain active business relationships with a rather large group of customers, which included more than 20 provincial offices of China Unicom alone. Therefore, there is not sufficient collection history from each active customer at present to develop a reliable estimate as to the specific portion of the receivable that is not expected to be realized within one year at the inception of an arrangement.

Mr. Stephen Krikorian
Securities and Exchange Commission
November 16, 2011

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009 Note 2. Summary of Significant Accounting Policies  e) Accounts receivable net, and other receivables, page F-9

2.	Please explain why the allowance percentages provided in your liquidity discussion on page 12 are different from those provided in this note.

Response:
In Note 2, we have also stated that “Additional specific provision is made against trade and other receivables aged for more than one year to the extent when collection appears doubtful.” Therefore, the actual allowance percentages can be higher than what the general provisioning policy allows. With additional specific provisions, our management has taken a more conservative approach than current provisioning guideline.

Our management is considering adjusting the general provisioning policy in the near future.

Note 10. Income Tax Expense, page F-19

3.
We note your disclosure that your undistributed earnings amounted to approximately $28,948,000 as of December 31, 2010, and that this amount would be subject to a 10% PRC foreign withholding tax upon distribution. We further note this amount represents the entire retained earnings balance as of December 31, 2010. Please clarify whether your retained earnings include any earnings from your Hong Kong subsidiary and, if so, why they would be subject to the PRC withholding tax. Further, we note your disclosure on page F-19 that Jingwei International Limited is subject to the United States of America Tax law at the rate of 34%, and that no provision for these taxes has been made as the Company believes its earnings are permanently invested in PRC. Please clarify whether your undistributed earnings would also be subject to any additional U.S taxes upon distribution to Jingwei International Limited, and the amount of such taxes if estimable.

Response:
The Company’s retained earnings of approximately $28,948,000 as of December 31, 2010 includes an accumulated deficit of approximately $824,000 in total from its Hong Kong and BVI subsidiaries, which would not be subject to PRC foreign withholding tax.  Therefore, the Company would propose to revise Note 10 in its related disclosures as followings:

“Out of the total retained earnings of $28,948 as of December 31, 2010, undistributed foreign earnings from Chinese subsidiaries totaled $29,772. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for US federal income tax or PRC foreign withholding taxes, if any, has been made. Upon distribution of those earnings, the Company would be subject to up to $2,977 of PRC foreign withholding tax. Furthermore, any dividends or any deemed dividends received by Jingwei, if any, would be subject to a 34% U.S. federal income tax.”

Mr. Stephen Krikorian
Securities and Exchange Commission
November 16, 2011

Note 11. Share-Based Compensation, page F-22

4.
We note your disclosure that a performance commitment does not exist and, therefore, you do not have a measurement date for the 500,000 options that vest upon satisfactory completion of services till 3/31/2011, and your disclosure that the Company did not recognize any compensation expense for these options in 2010. Tell us how you considered the provisions of ASC 505-50-25-4 and 505-50-30-21 which require that services received in a share based transaction be recognized when the services are received in the same period and in the same manner as if the grantor had paid cash for the services, and that costs be recognized before a measurement date has occurred at the then current fair value at each financial reporting date. As part of your response, please explain the services that Tonetat is required to perform under this arrangement.

Response:

On November 5, 2009, the Company entered into a performance-based consulting service agreement with Tonetat for investor relations services, which include assistance in corporate branding, development of professional PR materials, soliciting and arranging meetings with investors mainly based in China, Hong Kong and Singapore, with the goal to raise the company’s profile in the investment community in Asia. After a subsequent amendment, which included specific performance criteria based on which services would be deemed satisfactorily delivered, the entire service term was extended to 17 months, from November 5, 2009 to March 31, 2011.

What we have disclosed in Note 11 is: “The amendment on May 5, 2010 modified the vesting conditions for the last 300,000 shares to extend the service term until March 31, 2011. There is still no performance commitment from the consultant before completion of performance, as ToneTat may quit before completion, The 300,000 stock options are thus ultimately measured when performance is complete in 2011.”

Based on the current vesting conditions and vesting schedule, the Company has recognized related compensation expenses with respect to the 500,000 options granted to Tonetat in the following reporting periods:
1.	$76,000 recognized in the fourth quarter of 2009;
2.	$272,000 recognized in the second quarter of 2010, as disclosed in Note 11; and
3.	$18,000 recognized in the second quarter of 2011

Therefore, the Company’s accounting practice has in fact accounted for related compensation expenses mostly in the same period as when the services are received.

Mr. Stephen Krikorian
Securities and Exchange Commission
November 16, 2011

Note 14. VIE, page F-24

5.
We note your disclosure of the liabilities of the Company’s consolidated VIEs for which creditors did not have recourse to the general credit of the Company. Tell us your consideration to separately disclosing these amounts on the balance sheet as required by ASC 810-10-45-25, and only including the amounts that are included in the consolidated balance sheet (i.e., exclusive of liabilities that are eliminated upon consolidation).

Response:

Please refer to the revised balance sheets as of December 31, 2009 and 2010 for proposed additional disclosures as follows:

Mr. Stephen Krikorian
Securities and Exchange Commission
November 16, 2011

Jingwei International Limited and Subsidiaries
Consolidated Balance Sheets
(in US dollars thousands, except share and par value)

	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$7,519	$10,239
Accounts receivable, less allowance of doubtful accounts of $2,040 and $1,266, respectively	34,558	23,457
Other receivables, prepayments and deposits, less allowance for doubtful accounts of $134 and $176, respectively	3,610	3,219
Inventories	5,780	2,316
Deferred tax assets	413	258
Total current assets	51,880	39,489

Non-current assets
Property, plant and equipment, net	1,854	1,385
Intangible assets, net	17,448	17,451
Long-term investment	1,797	1,737
Goodwill	3,209	-
Total assets	$76, 188	$60,062

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE without recourse to Jingwei of $1,482 and $2,990 as of December 31, 2010 and December 31, 2009, respectively)	$4,122	$4,154
Accruals and other payable (including accruals and other payable of the consolidated VIE without recourse to Jingwei of $1,808 and $472 as of December 31, 2010 and December 31, 2009, respectively)	1,890	1,279
Income tax payable (including income tax payable of the consolidated VIE without recourse to Jingwei of $1,610 and $1,719 as of December 31, 2010 and December 31, 2009, respectively)	1,610	1,719
Loan from a stockholder (including loan from a stockholder of the consolidated VIE without recourse to Jingwei of $1 and nil as of December 31, 2010 and December 31, 2009, respectively)	262	369
Deferred tax liability (including deferred tax liability of the consolidated VIE without recourse to Jingwei of $259 and nil as of December 31, 2010 and December 31, 2009, respectively)	259
Total current liabilities	8,143	7,521

Non-current liabilities
Deferred tax liabilities – noncurrent (including deferred tax liabilities – noncurrent of the consolidated VIE without recourse to Jingwei of $965 and $803 as of December 31, 2010 and December 31, 2009, respectively)	965	803

Total liabilities	9,108	8,324
Commitments and contingencies	-	-
Equity
Common stock, ($0.001 par value; 75,000,000 shares authorized; 20,350,167 and 17,049,000 shares issued as of December 31, 2010 and 2009, respectively; 20,347,167 and 17,049,000 shares outstanding as of December 31, 2010 and 2009, respectively)	20	17
Additional paid-in capital	22,502	18,931
Treasury Stock, at cost (3,000 and 0 shares as of December 31, 2010 and 2009, respectively)	(12)
Statutory and other reserves	3,590	2,916
Retained earnings	28,948	19,738
Accumulated other comprehensive income	4,299	2,658
Total Company’s stockholders' equity	59,347	44,260
Noncontrolling interest	7,733	7,478
Total equity	67,080	51,738

Total liabilities and equity	$76,188	$60,062

Mr. Stephen Krikorian
Securities and Exchange Commission
November 16, 2011

6.
We note your revisions in response to prior comment no. 10. Please tell us and disclose the renewal terms for the Intellectual Property Agreement that is set to expire on February 8, 2012. Indicate the consequences of non-renewal. Further, in addition to disclosing that your ability to conduct your business may be materially and adversely affected if you cannot enforce the contracts you should also disclose that you may have to deconsolidate the VIEs. In addition, tell us why the equity interest pledge agreement has not been registered with the PRC regulator. Indicate why you believe this agreement is enforceable when it has not been registered.

Response:

Regarding the renewal terms, the Intellectual Property Agreement may be extended by both parties in writing upon the expiration of this agreement. The terms of extension will be decided under the consultation of both parties.

In the case of non-renewal of the agreement, Jingwei Communication shall not have any rights granted pursuant to this agreement and will refrain from further direct or indirect use of the intellectual properties identified in the Appendix, upon and after the expiration or termination of this agreement. If that situation arises, which we deem as highly unlikely, Jingwei Communication’s ability to conduct its business may be materially and adversely affected, and the Company may even have to deconsolidate the VIEs.

The Equity Interest Pledge Agreement entered into on February 08, 2007 has the following clause regarding the contract term:

“The parties agree that, if situations allow, they will use their best efforts to register the pledge with the competent Administration for Industry and Commerce at the registration venue of the Party E, i.e. Jingwei Communication. But the Agreement’s effectiveness is not subject to the registration unless the laws of China provide otherwise.”

This was in compliance with the legal requirements per the Guaranty Law of the People's Republic of China, effective as of October 1, 1995. Therefore, we believe that the equity pledge was effective ever since the contract effectiveness date.

As a new law, i.e. Property Right Law of the People's Republic of China, went into effect as of October 1, 2007, all of the new equity pledge of a business entity should be registered with Administration for Industry and Commerce to be effective. The shareholders of Jingwei Communication and Jingwei Hengtong have submitted required documents to Administration for Industry and Commerce for registration of the existing equity pledges now.

Mr. Stephen Krikorian
Securities and Exchange Commission
November 16, 2011

7.	Tell us and disclose whether the owners of Jingwei Hengtong and Jingwei Communication are the same.

Response:

We supplementally inform the Staff that the owners of these two companies are different. Jingwei Hengtong is a wholly owned subsidiary of Jingwei International Investment (HK) Ltd, which is a wholly owned subsidiary of Jingwei International Limited. As of November 10, 2011, Mr. George Du, Chairman and CEO of Jingwei International Limited, owns 41.2% of the outstanding shares of Jingwei International Limited.

Jingwei Communication has three shareholders, who are Mr. George Du owning 90%, Ms. Guilin Yin owning 2% ,and Ms. Ailing Yin owning 8%, of the outstanding shares, respectively.

Form 10-Q for the Quarterly Period Ended June 30, 2011 Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 18

8.
We note your disclosure that you have incurred a reduction in cash and cash equivalents during the last two quarters, and your cash used in operating activities for the six months ended June 30, 2011 is $2.6 million. Further, the decrease in cash from working capital items during this period was $9.4 million. Tell us what consideration you gave to disclosing the primary drivers and underlying reasons for the decrease in working capital items, and the impact of these trends on the Company’s ability to fund future operations.

Response:
The decrease of $9.4 million in cash from working capital items can be mainly attributed to the followings:

A.	Accounts receivable balance increased by $4.4 million, which was in line with 42% year-over-year growth in sales;

B.
Other receivables, prepayments and deposits balance increased by $3.5 million, which was mainly due to an increase in advance payment to vendors in relation to a few large scale system integration contracts, as well as an increase in prepayments to business partners in support of the Company’s market development efforts outside the telecommunication industry;

C.	Inventory balance increased by $1.7 million, which was mainly due to an increase in projects in progress to be completed in the second half of the year.

Mr. Stephen Krikorian
Securities and Exchange Commission
November 16, 2011

As the sales growth has decelerated in the second half of 2011, we do not expect the above trends of cash from working capital to continue. Moreover, we believe that the decrease in cash from working capital items can be put under effective control in the next twelve months in the following ways:

i.
Improve accounts receivable collection by: a) growing the business toward a revenue sharing model which tend to have a shorter collection period; b) offering more attractive collection incentives to the sales force;

ii.	Refrain from taking on too many system integration contracts, which may use a significant amount of cash on working capital;
iii.	Enforce a tighter control on prepayment arrangements with business partners.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Yong Xu Yong Xu Chief Financial Officer